UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR
For the Period Ended: June 30, 2012
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) before preparing form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Covenant Bancshares, Inc.
Full Name of Registrant

Former Name if Applicable
7306 West Madison Street
Address of Principal Executive Office (Street and Number)
Forest Park, IL 60130
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

At this time the audit for the Covenant Bancshares, Inc. (the “Company”) fiscal year ended December 31, 2011 is not complete, and as a result the Company cannot file its Form 10-Q for the period ended June 30, 2012 within the prescribed time period without unreasonable effort or expense.  The Company is in the process of preparing interim unaudited quarterly financial statements for the quarters ended March 31, June 30 and September 30, 2011.  When the 2011 interim unaudited financial statements through the quarter ended September 30, 2011 are complete, we will need to file an amendment to our Form 10 Registration Statement and file Forms 10-Q for each of the quarters ended March 31, June 30 and September 30, 2011 as well as our Form 10-K for the year ended December 31, 2011 and our Form 10-Q for the quarter ended March 31, 2012.  As a result of the considerations above, the Company does not expect to be able to file its Form 10-Q for the period ended June 30, 2012 by the fifteenth calendar day following the required filing date as prescribed in Rule 12b-25 of the Securities Exchange Act of 1934.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.
	Harman L. Davis	(773)	533-5208
	(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

	☐ Yes	☒No

The Company has not filed the Form 10-K for the year ended December 31, 2011, or the Forms 10-Q for each of the quarters ended March 31, June 30 and September 30, 2011, and the quarter ended March 31, 2012.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	☒ Yes	☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Set forth below are certain unaudited financial results as of and for both the three and six months ended June 30, 2012 compared to unaudited financial results as of and for both the three and six months ended June 30, 2011.  As of June 30, 2012, the Company’s total assets were $60.2 million as compared to $64.4 million as of June 30, 2011.  Loans, net of allowance for loan losses, were $41.0 million as of June 30, 2012 as compared to $48.0 million as of June 30, 2011.  Nonperforming assets, including OREO, were $7.4 million as of June 30, 2012 as compared to $5.0 million as of June 30, 2011.  Net interest income was $0.5 million for the quarter ended June 30, 2012 as compared to $0.6 million for the quarter ended June 30, 2011.  Net loss for the quarter ended June 30, 2012 was $1.1 million as compared to a net loss of $1.1 million for the quarter ended June 30, 2011.  Net interest income was $1.0 million for the six months ended June 30, 2012 as compared to $1.3 million for the six months ended June 30, 2011.  Net loss for the six months ended June 30, 2012 was $1.5 million as compared to a net loss of $1.1 million for the six months ended June 30, 2011.

As previously disclosed, Covenant Bank, (the “Bank”), a subsidiary of the Company, the Federal Deposit Insurance Corporation (the “FDIC”) and the Illinois Department of Financial and Professional Regulation (the “IDFPR”) entered into a final joint Consent Order on June 6, 2011.  Pursuant to the Consent Order, among other things, the Bank has agreed to achieve and maintain a Tier 1 capital to total assets ratio of at least 9% and a total risk-based capital ratio of at least 13%.  As of June 30, 2012, the Bank’s Tier 1 capital to total assets ratio was 2.35% as compared to 6.14% as of June 30, 2011, and the total risk-based capital ratio was 4.85% as of June 30, 2012 as compared to 11.25% as of June 30, 2011.  As of June 30, 2012, these ratios were below the significantly undercapitalized level set by the federal bank regulators as well as below the levels set by the Consent Order.

An immediate capital infusion is needed as the ongoing viability of the Company and the Bank is threatened.  To the extent the Bank’s loan losses and operating losses exceed its capital, the Bank could be found insolvent.  Even before all of the Bank’s capital might be depleted, the IDFPR could find the Bank’s capital to be impaired, and as a result, place the Bank in receivership.  Without a capital infusion that would return the Bank’s Tier 1 capital ratio to at least 4% in the near term, the IDFPR may determine the capital of the Bank to be impaired.  If the Bank is not successful in reversing the continued deterioration in its financial condition, the Bank will likely be placed into receivership by the IDFPR, with the FDIC appointed as receiver.  If the Bank is placed in receivership, the Company would suffer a complete loss of the value of its ownership interest in the Bank.  Any such event would result in a loss of all or substantially all of the value of the Company’s outstanding securities, including its common stock.

As previously disclosed, the Company’s Board of Directors is pursuing strategic alternatives, including a capital infusion.  To date it has not received any commitment for a new capital investment, and there can be no assurance that the Company will be able to raise a sufficient amount of new capital in a timely manner, or on acceptable terms.  In addition, any transaction that would involve equity financing would most probably result in a substantial dilution to the Company’s current stockholders and could adversely affect the value of the Company’s common stock.

Any material failure to comply with the provisions of the Consent Order, including a failure to achieve the capital ratios required by the Consent Order, could result in additional enforcement actions by the FDIC as allowed by 12 U.S.C. §1818 and the IDFPR.  There can be no assurance that the Bank will be able to comply fully with the provisions of the Consent Order, or that efforts to comply with the Consent Order will not have adverse effects on the results of operations and financial condition of the Company and the Bank.  Nor can there be any assurance that the Company will be able to raise the capital necessary to enable the Bank to continue its operations.

See also “Risk Factors,” in our Annual Report on Form 10-K for the year ended December 31, 2010.

Covenant Bancshares, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2012	By:	/s/Herman L. Davis
Name: Herman L. Davis
Title: Sr. Vice President, CFO, Secretary and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).